U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NOTICE OF CHANGE OF AUDITOR
Terra Nova Royalty Corporation (the “Company”) hereby gives notice pursuant to section 4.11 of National Instrument 51-102 — “Continuous Disclosure Obligations” (“NI 51-102”) of the change of its auditor from Deloitte & Touche LLP (the “Former Auditors”) to a member of Nexia International, Davidson & Company LLP, Chartered Accountants, Vancouver, British Columbia, Canada (the “Successor Auditors”). In accordance with NI 51-102, the Company hereby states that:
1.	upon mutual agreement, the Former Auditors resigned as the Company’s auditors effective November 24, 2010;
2.	the resignation of the Former Auditors and the appointment of the Successor Auditors has been considered and approved by the Company’s audit committee and board of directors;
3.
there were no reservations contained in the Former Auditors’ report on any of the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date of resignation of the Former Auditors; and

4.
there have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recently completed financial years of the Company and with respect to any subsequent period to date.

Dated at Vancouver, British Columbia this 24th day of November, 2010.
/s/ Michael J. Smith
Michael J. Smith
President

Deloitte & Touche LLP
2800 — 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada
Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers
Dear Sirs/Mesdames:
We have read the statements made by Terra Nova Royalty Corporation in the attached copy of the Notice of Change of Auditor dated November 24, 2010, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.
We agree with the statements in the Change of Auditor Notice dated November 24, 2010.

Yours very truly,

Independent Registered Chartered Accountants
November 25, 2010
Membre de / Member of Deloitte Touche Tohmatsu

November 24, 2010

British Columbia Securities Commission	Autorite des Marches Financiers
PO Box 10142, Pacific Centre	Place de la Cité, Tour Comminar
12th Floor, 701 West Georgia Street	2640, boulevard Laurier,
Vancouver, BC	bureau 400, 4[e] étage
V7Y 1L2	Sainte-Foy, PQ
G1V 5C1
Alberta Securities Commission
4th Floor, 300 — 5th Avenue S.W.
Calgary, AB
T2P 3C4

Dear Sirs:

Re:	Terra Nova Royalty Corporation (the “Company”)
Notice Pursuant to NI 51-102 — Change of Auditor
As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated November 24, 2010, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.
Yours very truly,

DAVIDSON & COMPANY LLP
Chartered Accountants
cc: TSX Venture Exchange
1200- 609 Granville Street, P.O, Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith Michael Smith
President and Chief Executive Officer

Date: December 7, 2010